UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

MINIM, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2621506
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

848 Elm Street Manchester, NH	03101
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [  ]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [  ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the common stock, $.01 par value per share (the “Common Stock”) of Minim, Inc. (“us,” “our,” “we” or the “Company”) is intended as a summary only and therefore is not a complete description. This description is based upon, and is qualified by reference to, our amended and restated certificate of incorporation, as amended (the “Charter”), and our bylaws, as amended (the “Bylaws”). The following summary is qualified in its entirety by reference to the provisions of applicable law and to our Charter and our Bylaws.

General

We are authorized under Delaware law to issue up to 40,000,000 shares of Common Stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share. We are seeking stockholder approval to increase our authorized number of shares of Common Stock to 60,000,000.

Common Stock

Voting Rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise provided by law or our Charter or Bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of votes properly cast upon such question. Directors are elected by a plurality of the votes cast at the meeting. Our Charter and Bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and do not plan to pay any cash dividends in the foreseeable future. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business. In addition, pursuant to the Silicon Valley Bank Loan and Security Agreement, we cannot pay any dividends without Silicon Valley Bank’s prior written consent.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences. Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of Common Stock are fully paid and nonassessable.

Provisions in our Charter provide that our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series, to establish the voting powers (if any) of the shares to be included in such series, and to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

Certain Governance Arrangements

Pursuant to the terms of the Stock Purchase Agreement, dated as of May 3, 2019 (the “2019 Purchase Agreement”), by and between the Company and the Investors named therein, until November 6, 2021, if the Company proposes to issue Common Stock or any Common Stock equivalents for cash consideration of $500,000 or greater, in one or more transactions, with the primary purpose of raising capital (each, a “Subsequent Financing”), Zulu Holdings LLC (“Zulu”) shall have the right to participate in each such Subsequent Financing in an amount necessary to maintain Zulu’s pro-rata ownership of the Issuer (calculated on a fully-diluted basis) on the same terms, conditions and price provided for in such Subsequent Financing.

As of October 9, 2020, the Company entered into a Standstill and Voting Agreement (the “Standstill Agreement”) with Zulu and Mr. Jeremy Hitchcock. Pursuant to the terms of the Standstill Agreement, each of Zulu, Mr. Hitchcock and their controlled affiliates (the “Restricted Parties”) have agreed not to effect any (a) transaction involving the Company and any Restricted Party, in which any Restricted Party would have a material interest different from stockholders of the Company generally, (b) purchase of more than 10% of the then total number of shares of outstanding Common Stock, and (c) sale, transfer or other disposition of Common Stock to a third party that would result in such third party beneficially owning more than 20.0% of the Company’s outstanding Common Stock immediately after giving effect to such transaction. The duration of the “Standstill Period” lasts through the earlier of: (i) such time as the Restricted Parties beneficially own less than 45.0% of the outstanding Common Stock of the Company, and (ii) the third anniversary of the date of the Standstill Agreement.

Registration Rights

Pursuant to the Agreement and Plan of Merger, dated as of November 12, 2020 (the “Merger Agreement”), relating to the Company’s acquisition of Zoom Connectivity, Inc., the Company is required to use commercially reasonable efforts to keep the 10,784,534 shares of Common Stock issued under the Merger Agreement continuously effective under the Securities Act until, among other things, the earlier of such time as all such shares covered by a registration statement covering the resale of such shares issued under the Merger Agreement have been sold thereunder or pursuant to Rule 144.

Pursuant to the terms of the 2019 Purchase Agreement, the Company is required to use commercially reasonable efforts to keep the 4,545,455 shares of Common Stock sold under the 2019 Purchase Agreement continuously effective under the Securities Act until, among other things, the earlier of such time as all such shares covered by a registration statement covering the resale of such shares sold under the 2019 Purchase Agreement have been sold thereunder or pursuant to Rule 144.

Liens on Company Assets

Pursuant to the Silicon Valley Bank Loan and Security Agreement, Silicon Valley Bank has a lien on all of the Company’s assets, including shares of capital stock of the Company’s subsidiaries, but specifically excludes the Company’s intellectual property.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

Some provisions of Delaware law, our Charter and Bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 2,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our Bylaws provide that a special meeting of stockholders may be called only by our president or by our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Elimination of Stockholder Action by Written Consent. Our Bylaws eliminate the right of stockholders to act by written consent without a meeting.

Removal of Directors. Our Bylaws provide that members of our board of directors may only be removed from office (i) with or without cause at any annual or special meeting of stockholders by a vote of a majority of the stockholders entitled to vote in the election of directors, or (ii) for cause by a vote of a majority of the directors then in office, provided that a director may be removed for cause only after reasonable notice and opportunity to be heard before the body proposing to remove such director.

Stockholders Not Entitled to Cumulative Voting. Our Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our Charter and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer and Warrant Agent and Registrar

The transfer and warrant agent and registrar for our Common Stock is Computershare.

Listing

Our Common Stock is currently traded on the OTC Markets Group under the symbol “MINM”. We have been approved to have our Common Stock listed on The Nasdaq Capital Market under the symbol “MINM”, and we expect trading to begin on July 7, 2021.

Item 2.	Exhibits.

Exhibit Number	Title
3.1	Form of Amended and Restated Certificate of Incorporation of Minim, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 10, filed on September 4, 2009).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Minim, Inc. (incorporated by the reference to Exhibit 3.1 to the Form 8-K filed by the Company on November 18, 2015).
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Minim, Inc. (incorporated by the reference to Exhibit 3.1 to the Form 8-K filed by the Company on July 30, 2019).
3.4	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Company on November 18, 2015).
3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Minim, Inc. (incorporated by the reference to Exhibit 3.1 to the Form 8-K filed by the Company on June 4, 2021).
3.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Minim, Inc. (incorporated by the reference to Exhibit 3.2 to the Form 8-K filed by the Company on June 4, 2021).
3.7	Certificate of Correction of Certificate of Amendment of Minim, Inc. (incorporated by the reference to Exhibit 3.1 to the Form 8-K filed by the Company on June 30, 2021).
3.8	Amended and Restated Bylaws of Minim, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on June 30, 2021).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 1, 2021	MINIM, INC.

	By:	/s/ Sean Doherty
	Name:	Sean Doherty
	Title:	Chief Financial Officer